UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, March 10, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Board of Directors on February 23, 2010, and in accordance with Articles 181 and 182 of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, GAP invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting and a General Extraordinary Shareholders’ Meeting at 1:30 pm and 2:00 pm, respectively, on April 27, 2010 at the following location: the auditorium located on the first floor of the Club de Industriales, Number 29, Calle de Andrés Bello, Colonia Polanco, Delegacion Miguel Hidalgo, Mexico City, Mexico, to discuss the following:

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

FIRST - In compliance with Article 28, Section IV of the Mexican General Corporations Law, the following will be presented and submitted for approval:

a)
The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2009, in accordance with Article 44, Section XI of Mexican Securities Market Law and Section 172 of the Mexican General Corporations Law, together with the external auditor’s report on the financial statements of the Company and its subsidiaries;

b)	The Board of Directors’ comments to the Chief Executive Officer’s report.

c)
The Board of Directors’ report per Article 172, clause b) of the Mexican General Corporations Law, which contains the main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the U. S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Rodrigo Guzmán Perera, Chief Financial Officer Inc.	Kenia Vargas i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

d)	The report on operations and activities in which the Board of Directors has intervened during the fiscal year ended December 31, 2009, pursuant to the Mexican Securities Market Law.

e)
The annual report on the activities undertaken by the Audit and Corporate Practices Committees pursuant to Article 43 of the Mexican Securities Market Law and the report with respect to the Company’s subsidiaries.

f)	The report on the Company’s compliance with tax obligations for the period from January 1, 2009 to December 31, 2009.

SECOND - Discussion and the approval of the financial statements of the Company and its subsidiaries, including the balance sheet, the income statement, the statements of changes in financial position, and the cash flow statement, in each case for the fiscal year from January 1, 2009 to December 31, 2009, and approval of the external auditor’s report regarding the above-mentioned financial statements.

THIRD - Approval of the Company’s net income for the period ended December 31, 2009, which was Ps. 1,199,444,483.00 (ONE BILLION, ONE HUNDRED AND NINETY NINE MILLION, FOUR HUNDRED FORTY FOUR THOUSAND, FOUR HUNDRED AND EIGHTY THREE PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 59,972,224.00 (FIFTY NINE MILLION, NINE HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED TWENTY FOUR PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,139,472,259 (ONE BILLION, ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY NINE PESOS), allocated to the account for net income pending allocation.

FOURTH - Approval of the allocation of net income of Ps. 1,139,472,258 (ONE BILLION, ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY EIGHT PESOS) to pay a dividend of Ps. 1,000,000,000 (ONE BILLION PESOS), or Ps. 1.7825311942959 (ONE POINT SEVEN EIGHT TWO FIVE THREE ONE ONE NINE FOUR TWO NINE FIVE NINE PESOS) per each of the 561 million outstanding shares, with a remaining amount of Ps. 139,472,259.00 (ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY NINE PESOS).  The amount allocated for a dividend will be paid out in the following manner:

a)
Ps. 750,000,000 (SEVEN HUNDRED FIFTY MILLION PESOS), or Ps. 1.33689839572193 (ONE POINT THREE THREE SIX EIGHT NINE EIGHT THREE NINE FIVE SEVEN TWO ONE NINE THREE PESOS) for each of the 561 million outstanding shares, on or before May 28, 2010.

b)
Ps. 250,000,000 (TWO HUNDRED FIFTY MILLION PESOS), or Ps. 0.445632798573975 (ZERO POINT FOUR FOUR FIVE SIX THREE TWO SEVEN NINE EIGHT FIVE SEVEN THREE NINE SEVEN FIVE) for each of the 561 million outstanding shares, on or before November 30, 2010.

FIFTH - Approval to reduce the amount of Shareholder’s Equity to Ps. 25,780,554,304.00 (TWENTY FIVE BILLION SEVEN HUNDRED AND EIGHTY MILLION

FIVE HUNDRED AND FIFTY FOUR THOUSAND THREE HUNDRED AND FOUR PESOS) from Ps. 26,780,554,304.00 (TWENTY SIX BILLION SEVEN HUNDRED AND EIGHTY MILLION FIVE HUNDRED AND FIFTY FOUR THOUSAND THREE HUNDRED AND FOUR PESOS) outstanding.  This amount is derived from the audited Shareholders’ Equity as of December 31, 2009 minus the proposed dividend of Ps. 1,000,000,000.00 (ONE BILLION PESOS), which will be charged to retained earnings pending distribution

SIXTH - Approval to cancel, in accordance with Article 56 of the Mexican Securities Markets Law, the Company’s share repurchase program which previously authorized share repurchases for up to Ps. 864,617,000.00 (EIGHT HUNDRED SIXTY FOUR MILLION, SIX HUNDRED SEVENTEEN THOUSAND PESOS) for the 12 month period beginning on April 28, 2009.   If canceled, the remaining amounts under this program will be charged to retained earnings.

SEVENTH - The Nomination and Compensation Committee’s report with respect to the designation and/or ratification of the four proprietary members of the Board of Directors and their respective supplements named by Series “BB” holders.

This information will be provided at a later date.

EIGHTH - The Nomination and Compensation Committee’s report regarding any holder or group of holders of Series “B” shares that own over 10% of the equity of the Company, and the persons who, according to Article 15 of the Company’s by-laws, have the right to designate members of the Board of Directors.

NINTH – Designation and/or ratification of the individuals proposed by the Nomination and Compensation Committee that should be on the Company’s Board of Directors as designated by the Series “B” holders, proposing the following designations and/or ratifications:

The ratification of Mssrs. Jose Manuel Rincon Gallardo, Francisco Javier Fernandez Carbajal, Ernesto Vega Velasco and Francisco Glennie y Graue.

The designation as new directors: Mssrs. Leon Falic, Jaime Cortes Rocha and Carlos E. Bravo.

TENTH – The report concerning individual or accumulated transactions that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico or, if applicable, transactions with relevant shareholders, in accordance with Article 29 of the Company’s by-laws.

ELEVENTH – Adoption of resolutions deemed necessary or desirable in order to comply with any decisions made during this meeting.

MEETING AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

I. - Proposal for a capital reduction of Ps. 900 million (NINE HUNDRED MILLION PESOS), to be paid in cash and proportionately among the total outstanding shares by May 28, 2010.

II. – Proposal to modify the Company’s by-laws as approved by the Board of Directors. This information will be provided at a later date.

III. - Adoption of resolutions deemed necessary or desirable in order to comply with any decisions made during this meeting.

As per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) business days prior to the date of this meeting, specifically April 22, 2010.

In order to attend the meeting, at least twenty-four (24) hours prior to the meeting, (i) shareholders must deposit their stock certificates or shares or a receipt of deposit of shares from S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V. (“Indeval”) or a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that, in order to be represented, will be required under Article 49, Section III of the Mexican Securities Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated via an official letter (signed by two witnesses or as otherwise authorized by law). However, with respect to the Company’s capital stock traded on a stock exchange, the proxy may only verify his/her identity via Company forms and those will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders, available at the office of the Secretary of the Board of Directors.

GAP informs its shareholders that the Secretary of the Company’s Board of Directors is Mr. Sergio Enrique Flores Ochoa.  His office in Guadalajara, Jalisco is located at Av.

Mariano Otero # 1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530; Tel: (52) 33 3880 1100 ext. 227 or 202.  His office in Mexico City is located at Juan Racine 112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510; Tel: (52) 55 5580 1321, fax: 55 55 80 69 04; Email: sflores@aeropuertosgap.com.mx.

The complementary information corresponding to the proposals in this Shareholders’ Meeting announcement may be found on the Company’s website at www.aeropuertosgap.com.mx.

***
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: March 10, 2010